Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong World Industries, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Armstrong World Industries, Inc. (the “Company”) of our reports dated February 23, 2015 with respect to the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013, the related consolidated statements of earnings and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014 and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the Company’s annual report on Form 10-K for the year ended December 31, 2014 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 24, 2015